SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                      )*
Replidyne, Inc.

(Name of Issuer)
Common Stock, $0.001

(Title of Class of Securities)
76028W-107

(CUSIP Number)
Laurence L. Betterley
Cardiovascular Systems, Inc.
651 Campus Drive
St. Paul, MN 55112
(877) 274-0360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	76028W-107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Cardiovascular Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,505,829 shares of Common Stock (See Items 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,505,829 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1% shares of Common Stock*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Calculated based on 27,109,545 shares outstanding at November 3, 2008, as represented by Replidyne in the Merger Agreement described in Item 3 and attached hereto as Exhibit 1.

Item 1. Security and Issuer
(A)	Title of Security:

Common Stock, $0.001 par value per share (the “Shares”).

(b)	Name of the Issuer:

Replidyne, Inc., a Delaware corporation (“Replidyne”).

(c)	The Replidyne’s principal executive office:

1450 Infinite Drive Louisville, CO 80027
Item 2. Identity and Background
Pursuant to Instruction C of Schedule 13D, the information required regarding CSI’s officers, directors and significant shareholders is set forth on Schedule A and incorporated herein by reference.
(a) This statement on Schedule 13D is filed by Cardiovascular Systems, Inc., a Minnesota corporation (“CSI”).
(b) The principal business offices of CSI are located at 651 Campus Drive, St. Paul, Minnesota 55112.
(c) CSI is a medical device company focused on developing and commercializing interventional treatment systems for vascular disease. CSI’s initial product, the Diamondback 360° Orbital Atherectomy System, is a minimally invasive catheter system for the treatment of peripheral arterial disease. CSI is headquartered in St. Paul, Minnesota.
(d) During the last five years, neither CSI nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither CSI nor, to the best of its knowledge, any of its executive officers or directors, except as herein provided, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
CSI’s Chief Administrative Officer and Secretary, James E. Flaherty, previously served as Chief Financial Officer of Zomax Incorporated from 1997 to 2001. On June 9, 2005, the Securities and Exchange Commission filed a civil injunctive action charging Zomax Incorporated with violations of federal securities law by filing a materially misstated Form 10-Q for the period ended June 30, 2000. The SEC further charged that in a conference call with analysts, certain of

Zomax’s executive officers, including Mr. Flaherty, misrepresented or omitted to state material facts regarding Zomax’s prospects of meeting quarterly revenue and earnings targets, in violation of federal securities law. Without admitting or denying the SEC’s charges, Mr. Flaherty consented to the entry of a court order enjoining him from any violation of certain provisions of federal securities law. In addition, Mr. Flaherty agreed to disgorge $16,770 plus prejudgment interest and pay a $75,000 civil penalty.
Item 3. Source and Amount of Funds or Other Consideration
On November 3, 2008, Replidyne entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with CSI and Responder Merger Sub, Inc., a Minnesota corporation and wholly owned subsidiary of Replidyne (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into CSI, the separate existence of Merger Sub shall cease, and CSI will be the surviving corporation (the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Replidyne will issue, and holders of CSI capital stock will receive, shares of common stock of Replidyne, such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of Replidyne, together with holders of Replidyne options and warrants, are expected to own approximately 17% of the common stock of the combined company and current CSI stockholders, together with holders of CSI options and warrants, are expected to own or have the right to acquire approximately 83% of the common stock of the combined company, both on a fully diluted basis using the treasury stock method.
Following consummation of the Merger, Replidyne will be renamed Cardiovascular Systems, Inc. and its headquarters will be located in St. Paul, Minnesota, at CSI’s headquarters. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to approval by the stockholders of Replidyne and of CSI, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.
As an inducement for CSI to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, certain stockholders of Replidyne (the “Voting Agreement Stockholders”), who together with their respective affiliates beneficially own approximately 52% of the outstanding common stock of Replidyne, entered into voting agreements (the “Voting Agreements”) and irrevocable proxies (the “Irrevocable Proxies”) in favor of CSI agreeing, among other things, to vote shares representing approximately 35.1% of the outstanding common stock of Replidyne in favor of the adoption of the Merger Agreement and approval of the Merger and certain other matters. No capital of CSI is expected to be expended by CSI in connection with the exercise of its rights with respect to the 9,505,829 shares of the Replidyne’s common stock covered by the Voting Agreements. The form of the Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.
Item 4. Purpose of Transaction
As further described in Item 3 above, this statement relates to the merger of Merger Sub with and into CSI, in a statutory merger pursuant to the provisions of the Minnesota Business Corporation Act. At the effective time of Merger, the separate existence of Merger Sub will cease and CSI will continue as the surviving corporation and as a wholly-owned subsidiary of Replidyne. Each share of CSI common stock issued and outstanding immediately prior to the Merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of Replidyne common stock as determined pursuant to the exchange ratio described in the Merger Agreement. In addition, Replidyne will assume options and warrants to purchase shares of CSI common stock which will become exercisable for shares of Replidyne common stock, adjusted in accordance with the same exchange ratio. The exchange ratio will be based on the number of outstanding shares of capital stock of Replidyne and CSI, and any outstanding options and warrants to purchase shares of capital stock of Replidyne and CSI, and Replidyne’s net assets, in each case calculated in accordance with the terms of the Merger Agreement as of immediately prior to the effective time of the Merger, and will not be calculated until such time. Following the Merger, the combined company expects to continue to be publicly traded under the name Cardiovascular Systems, Inc. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, and incorporated herein by reference.
As an inducement for CSI to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, the Voting Agreement Stockholders entered into Voting Agreements and Irrevocable Proxies in favor of CSI agreeing, among other things, to vote shares representing approximately 35.1% of the outstanding common stock of Replidyne: (a) in favor of the adoption of the Merger Agreement and approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement; and (b) generally against any action or agreement that is intended, or would reasonably be expected, to delay, prevent or adversely affect the Merger. In addition, each Voting Agreement Stockholder has agreed to (a) be subject to certain restrictions on the transfer of its shares of Replidyne’s common stock and (b) irrevocably waive any rights to demand appraisal of any shares of Replidyne’s common stock which may arise with respect to the Merger or any related transaction. Nothing in the Voting Agreements limit or restrict the Voting Agreement Stockholders from acting in such Voting Agreement Stockholders’ capacity as a director of Replidyne, if applicable.
The Voting Agreements terminate on the earliest to occur of (i) the date on which Merger is consummated, (ii) April 30, 2009, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount and form of consideration payable to the Voting Agreement Stockholder, and (iv) the termination of the Merger Agreement.
Pursuant to the Irrevocable Proxies contained in the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed certain executive officers of CSI to act as exclusive attorneys and proxies, with full power of substitution and resubstitution, as such Voting Agreement Stockholder’s lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote any shares of Replidyne’s common stock that are subject to the Voting Agreements in favor of the approval and adoption of the Merger Agreement and approval of the Merger and certain other matters. The Voting Agreement Stockholders retain the right to vote such shares in their discretion with respect to matters other than those identified in the Voting Agreements.
The names of the Voting Agreement Stockholders and the number of shares of Replidyne’s common stock and the percentage ownership that are subject to the Voting Agreements is set forth in Schedule B hereto which is hereby incorporated by reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as Exhibit 2 to this Schedule 13D, which is incorporated herein by reference.
Under the terms of the Merger Agreement, Replidyne shall take all necessary action to cause each of the individuals identified by CSI to be appointed as a director of Replidyne effective after the closing of the Merger. It is intended that CSI will assume a majority of the positions on Replidyne’s board of directors. Current Replidyne directors, Edward Brown and Augustine Lawlor, are expected to continue as directors of Replidyne after the closing of the Merger. The foregoing summary is qualified in its entirety by reference to Section 5.10 of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, and incorporated herein by reference.
Pursuant to the terms of the Merger Agreement, prior to the effective time of the Merger, Replidyne shall recommend that its stockholders amend its certificate of incorporation, whereby each share of Replidyne’s common stock issued and outstanding immediately prior to the filing of the amendment to Replidyne’s certificate of incorporation shall be automatically combined into and become a fractional number of fully paid and non-assessable shares of Replidyne common stock to be determined by Replidyne and CSI by mutual agreement (the “Reverse Stock Split”), and (ii) any shares of Replidyne common stock held as treasury stock or held or owned by Replidyne immediately prior to the filing of the amendment to Replidyne’s certificate of incorporation shall each be converted into and become an identical fractional number of shares of Replidyne common stock as provided in the Reverse Stock Split. Replidyne’s bylaws shall be amended and restated in a form reasonably acceptable to Replidyne and CSI. In addition, Replidyne shall use commercially reasonable efforts to submit to its stockholders a proposal that Replidyne assume CSI’s stock option plans from and after the effective time of the Merger, with such amendments as CSI may deem reasonably necessary and an increase in the number of shares reserved for issuance under CSI’s 2007 Equity Incentive Plan in an amount mutually agreed upon by Replidyne and CSI. The foregoing summary is qualified in its entirety by reference to Sections 1.5 and 5.5 of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, and incorporated herein by reference.
Other than as described above, CSI currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) — (j) of Schedule 13D (although CSI reserves the right to develop such plans or proposals).
Item 5. Interest in Securities of the Issuer
As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, CSI may be deemed to have the power to vote an aggregate of 9,505,829 shares of Replidyne’s common stock, in each case for the limited purposes described in Item 4 above. Such shares constitute approximately 35.1% of the issued and outstanding shares of Replidyne’s common stock based on the number of shares outstanding at November 3, 2008. Other than with respect to the voting rights granted to CSI pursuant to the Voting Agreements and the Irrevocable Proxies, CSI does not have the right to vote such shares on any other matters. CSI shares such voting power with the executives of CSI identified in the Irrevocable Proxies. CSI does not have any power to dispose or direct the disposition of any shares of Replidyne’s common stock.

Except as described herein, CSI has not effected any transaction in Replidyne’s common stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between CSI and any person with respect to any securities of Replidyne including but not limited to the transfer or voting of any securities of Replidyne, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger and Reorganization, dated November 3, 2008, by and among Replidyne, Inc., Responder Merger Sub, Inc. and Cardiovascular Systems, Inc. (Incorporated by reference to Exhibit 2.1 to Replidyne’s Current Report on Form 8-K filed on November 4, 2008 (SEC File No. 000-52082)).

Exhibit 2:	Form of Voting Agreement, dated November 3, 2008, by and between Cardiovascular Systems, Inc. and certain stockholders of Replidyne, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2008

CARDIOVASCULAR SYSTEMS, INC.
By:	/s/ James E. Flaherty
James E. Flaherty
Chief Administrative Officer and Secretary

SCHEDULE A
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT SHAREHOLDERS
OF CARDIOVASCULAR SYSTEMS, INC.
The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of CSI and each person, or group of affiliated persons, known to CSI to beneficially own more than 10% of CSI’s common stock or preferred stock.

Name and Address*	Office	Present Principal Occupation or Employment and Citizenship**
David L. Martin	President, Chief Executive Officer and Director	Mr. Martin has been CSI’s President and Chief Executive Officer since February 2007, and a director since August 2006.

Laurence L. Betterley	Chief Financial Officer	Mr. Betterley joined CSI in April 2008 as its Chief Financial Officer.

James E. Flaherty	Chief Administrative Officer and Secretary	Mr. Flaherty has been CSI’s Chief Administrative Officer since January 14, 2008.

Michael J. Kallok, Ph.D.	Chief Scientific Officer and Director	Dr. Kallok has been CSI’s Chief Scientific Officer since February 2007 and a director since December 2002. Dr. Kallok is also founder and president of his own consulting business, Medical Device Consulting, Inc.

John Borrell	Vice President of Sales	Mr. Borrell joined CSI in July 2006 as Vice President of Sales and Marketing.

Brian Doughty	Vice President of Marketing	Mr. Doughty joined CSI in December 2006 and was named Vice President of Marketing in August 2007.

Robert J. Thatcher	Vice President of Operations	Mr. Thatcher joined CSI in October 2005 and became CSI’s Vice President of Operations in September 2006.

Paul Tyska	Vice President of Business Development	Mr. Tyska joined CSI in August 2006 as Vice President of Business Development.

Paul Koehn	Vice President of Manufacturing	Mr. Koehn joined CSI in March 2007 and was promoted to Vice President of Manufacturing in October 2007.

Glen D. Nelson, M.D.	Director and Chairman	Dr. Nelson has been a member of CSI’s board of directors since 2003 and CSI’s Chairman since August 2007.

Brent G. Blackey	Director	Mr. Blackey has been a member of CSI’s board of directors since 2007. Since 2004, Mr. Blackey has served as the President and Chief Operating Officer for Holiday Companies.

John H. Friedman	Director	Mr. Friedman has been a member of CSI’s board of directors since 2006. Mr. Friedman is the Managing Partner of the Easton Capital Investment Group, a private equity firm.

Geoffrey O. Hartzler, M.D.	Director	Dr. Hartzler is a cardiologist and has been a member of CSI’s board of directors since 2002.

Roger J. Howe, Ph.D.	Director	Dr. Howe has been a member of CSI’s board of directors since 2002.

Name and Address*	Office	Present Principal Occupation or Employment and Citizenship**
Gary M. Petrucci	Director	Mr. Petrucci has been a member of CSI’s board of directors since 1992. Since August 2006, Mr. Petrucci has been Senior Vice President — Investments at UBS Financial Services, Inc.

Christy Wyskiel	Director	Ms. Wyskiel has been a member of CSI’s board of directors since 2006. Since 2004, Ms. Wyskiel has served as a Managing Director in the healthcare group of Maverick Capital, Ltd., where she has worked since 2002.

Easton Capital Investment Group, 767 Third Avenue, 7th Floor, New York, NY 10017.	Shareholder	Easton Capital Investment Group manages several venture capital and private equity funds. As of October 28, 2008, Easton Capital Investment Group beneficially owned 1,644,059 shares or 17.5% of CSI’s common stock and 1,400,000 or 15.1% of CSI’s preferred stock. Such beneficial ownership consists of (i) 612,960 shares of CSI’s Series A convertible preferred stock convertible into 616,197 shares of CSI’s common stock, exercisable warrants to acquire a total of 166,667 shares of CSI’s common stock and exercisable warrants to purchase 87,040 shares of CSI’s Series A convertible preferred stock convertible into 87,499 shares of CSI’s common stock, held by Easton Hunt Capital Partners, L.P., (ii) 612,960 shares of Series A convertible preferred stock convertible into 616,197 shares of CSI’s common stock, and exercisable warrants to purchase 87,040 shares of CSI’s Series A convertible preferred stock convertible into 87,499 shares of CSI’s common stock, held by Easton Capital Partners, LP, and (iii) options to acquire a total of 70,000 shares of CSI’s common stock exercisable or exercisable within 60 days after September 30, 2008 held by Mr. Friedman, one of CSI’s directors. Investment decisions of Easton Hunt Capital Partners, L.P. are made by EHC GP, LP through its general partner, EHC, Inc. Mr. Friedman is the President and Chief Executive Officer of EHC, Inc. Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. Mr. Friedman is the President and Chief Executive Officer of EHC, Inc. and ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the shares held by entities affiliated with Easton Capital Investment Group, except to the extent of his pecuniary interest therein.

Maverick Capital, Ltd., 300 Crescent Court, 18th Floor, Dallas, TX 75201.	Shareholder	Maverick Capital, Ltd. manages private investment funds and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of October 28, 2008, Maverick Capital, Ltd. beneficially owned 2,640,882 shares or 25.5% of CSI’s common stock and 2,343,501 or 25.1% of CSI’s preferred stock. Such beneficial ownership consists of (i) 770,212 shares of Series A convertible preferred stock convertible into 774,280 shares of CSI’s common stock, 103,524 shares of Series A-1 convertible preferred stock convertible into 106,790 shares of CSI’s common stock, 47,545 shares of Series B convertible preferred stock convertible into 48,012 shares of CSI’s common stock, exercisable warrants to acquire a total of 91,623 shares of CSI’s common stock, and exercisable warrants to purchase 109,370 shares of CSI’s Series A convertible preferred stock convertible into 109,947 shares of CSI’s common stock, held by Maverick Fund, L.D.C., (ii) 310,952 shares of Series A convertible preferred stock convertible into 312,594 shares of CSI’s common stock, 41,795 shares of Series A-1 convertible preferred stock convertible into 43,113 shares of CSI’s common stock, 19,195 shares of Series B convertible preferred stock convertible into 19,383 shares of CSI’s common stock, exercisable warrants to acquire a total of 36,990 shares of CSI’s common stock, and exercisable warrants to purchase 44,155 shares of CSI’s Series A convertible preferred stock convertible into 44,388 shares of CSI’s common stock, held by Maverick Fund USA, Ltd., (iii) 670,149 shares of Series A convertible preferred stock convertible into 673,688 shares of CSI’s common stock, 90,075 shares of Series A-1 convertible preferred stock convertible into 92,917 shares of CSI’s common stock, 41,368 shares of Series B convertible preferred stock convertible into 41,774 shares of CSI’s common stock, exercisable warrants to acquire a

Name and Address*	Office	Present Principal Occupation or Employment and Citizenship**
total of 79,720 shares of CSI’s common stock, and exercisable warrants to purchase 95,161 shares of CSI’s Series A convertible preferred stock convertible into 95,663 shares of CSI’s common stock, held by Maverick Fund II, Ltd., and (iv) options to acquire a total of 70,000 shares of CSI’s common stock currently exercisable or exercisable within 60 days after September 30, 2008 held by Ms. Wyskiel, one of CSI’s directors. These options are held for the benefit of Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares held by Maverick Fund II, Ltd., Maverick Fund, L.D.C. and Maverick Fund USA, Ltd. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC who possesses sole investment discretion pursuant to Maverick Capital Management, LLC’s regulations.

Mitsui & Co. Venture Partners II, L.P., 200 Park Avenue, New York, NY 10166.	Shareholder	Mitsui & Co. Venture Partners II, L.P. manages and invests venture capital in early stage companies. As of October 28, 2008, Mitsui & Co. Venture Partners II, L.P. beneficially owned 896,449 shares or 10.4% of CSI’s common stock and 888,666 or 9.7% of CSI’s preferred stock. Such beneficial ownership consists of 675,148 shares of CSI’s Series A convertible preferred stock convertible into 678,713 shares of CSI’s common stock, 117,647 shares of CSI’s Series A-1 convertible preferred stock convertible into 121,359 shares of CSI’s common stock, and exercisable warrants to purchase 95,871 shares of CSI’s Series A convertible preferred stock convertible into 96,377 shares of CSI’s common stock held by Mitsui & Co. Venture Partners II, L.P. Koichi Ando, President and Chief Executive Officer of Mitsui & Co. Venture Partners, Inc., the general partner of Mitsui & Co. Venture Partners II L.P., may be deemed to have voting and investment power over the shares held by Mitsui & Co. Venture Partners II L.P.

Whitebox Hedged High Yield Partners, LP, 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.	Shareholder	Whitebox Hedged High Yield Partners, LP (“Whitebox”) is a hedge fund operating as a limited partnership formed under the laws of the British Virgin Islands. As of October 28, 2008, Whitebox beneficially owned 948,748 shares or 10.9% of CSI’s common stock and 939,517 or 10.3% of CSI’s preferred stock. Such beneficial ownership consists of 939,517 shares of CSI’s Series B convertible preferred stock convertible into 948,748 shares of CSI’s common stock held by Whitebox Andrew J. Redleaf is the managing member of the general partner and has voting and investment power over the shares held by Whitebox.

*	Unless otherwise noted above, each person or entity has the business address of 651 Campus Drive, St. Paul, MN 55112.

**	Unless otherwise noted above, each person or entity is a U.S. citizen or entity formed in the United States, as applicable.

SCHEDULE B
VOTING AGREEMENT STOCKHOLDERS

	Replidyne Common Stock Subject to Voting Agreement
Name of Voting Agreement Stockholder	Number of Shares	Percentage Ownership
HealthCare Investment Partners Holdings II LLC	716,028	2.6%
Kenneth J. Collins	360,520	1.3%
TPG Biotechnology Partners, L.P.; TPG Ventures, L.P.	1,871,982	6.9%
HealthCare Ventures VI, L.P.; HealthCare Ventures VIII, L.P.	2,964,167	10.9%
Sequel Limited Partnership III; Sequel Entrepreneurs’ Fund III, L.P.	986,887	3.6%
The Daniel J. Mitchell Trust	11,336	*
Morgenthaler Partners VII, L.P.	1,583,200	5.8%
Perseus-Soros Biopharmaceutical Fund, LP	1,011,709	3.7%

*	Less than 1% of the outstanding shares.

EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger and Reorganization, dated November 3, 2008, by and among Replidyne, Inc., Responder Merger Sub, Inc. and Cardiovascular Systems, Inc. (Incorporated by reference to Exhibit 2.1 to Replidyne’s Current Report on Form 8-K filed on November 4, 2008 (SEC File No. 000-52082)).

Exhibit 2:	Form of Voting Agreement, dated November 3, 2008, by and between Cardiovascular Systems, Inc. and certain stockholders of Replidyne, Inc.